Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

PETROLEO BRASILEIRO S.A. Publicly Traded Company CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. Publicly Traded Company CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724	BRASKEM S.A. Publicly Traded Company CNPJ/MF Nº 42.150.391/0001-70 NIRE 29.300.006.939

MATERIAL EVENT

Petróleo Brasileiro S.A. (“Petrobras”), Ultrapar Participações S.A. (“Ultrapar”) and Braskem S.A. (“Braskem”), in compliance with the order contained in the writ of prevention Nº 087000.001707/2007-80 (“Writ of Prevention”) issued by the Administrative Council for Economic Defense - CADE (the Brazilian anti-trust authority), in the context of CADE’s review of the acquisition by Petrobras, Ultrapar and Braskem of the companies that form the Ipiranga Group (the transaction), as described in the Material Event notice published on March 19, 2007, hereby inform interested parties that:

The companies appreciate the concern that motivated CADE to issue the Writ of Prevention and have already started to prepare analyses and information to be submitted to CADE, demonstrating that the transaction would benefit competitiveness of the petrochemical sector and would consolidate the Brazilian fuel distribution market without causing any harm to consumer interests.

The Writ of Prevention did not affect the closing of the acquisition of the controlling interest of Ipiranga Group - as described in the Material Event released on March 19 this year - which was concluded today.

The companies will comply with the provisions contained in the Writ of Prevention, as set forth below:

“(i)
Petróleo Brasileiro S.A. - Petrobras, or any of its subsidiaries or affiliates, is forbiden to take part in deliberating, negotiating, discussing or any meeting, under any excuse, on matters concerning commercial and strategic aspects of Copesul - Companhia Petroquímica do Sul, as well as to request, as a shareholder, documents, papers and information which cover, even indirectly, decisions taken in these matters;

(ii)
Braskem S.A., or any of its subsidiaries or affiliates, is forbidden to take part in deliberating, negotiating, discussing or any meeting, under any excuse, on matters concerning commercial aspects and business development of the acquired Ipiranga Química S.A. and Ipiranga Petroquímica S.A. - except in what regards those assets covered under item i - as well as to request, as a shareholder, documents, papers and information which cover, even indirectly, decisions taken in these matters;

(iii)
Petrochemical assets of the Ipiranga group - except for those assets covered in item (i) and those related to these assets - and the assets of Petrobras referred to in item (b), above, must remain a legally independent unit, including the continuance of the line of products, brand and distribution network;

(iv)	Decisions related to the development of the businesses of Copesul - Companhia Petroquímica do Sul must preserve the economic value of the petrochemical assets covered in item ( ii);

Other than the information contained in this document, Ultrapar Participações S.A. has not filed with the SEC any information relating to the merger of the acquisition of the Ipiranga Group, including with respect to the tender and exchange offer transactions referred to above (the “transactions”). As they become available, Ultrapar Participações S.A. will be filing with the SEC additional documents relating to the transactions.WE URGE INVESTORS TO READ THE DEFINITIVE OFFERING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participações S.A. will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. PLEASE, READ THE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

(v)
Petróleo Brasileiro S.A. - Petrobras, or any of its subsidiaries or affiliates, is forbidden to participate in deliberating, negotiating, discussing and any meeting, under any pretext, on commercially and strategically related matters related to the acquired fuel distribution business;

(vi)	With regard to items (i), (ii), (v), the independent manager that will be constituted, must preserve the competitive relationships previously existing in their operation;

(vii)
The petitioners must publish a Material Event announcement, under the terms of the applicable legislation, with the objective of informing the market of the conditions established by CADE in its writ of prevention, to preserve the competitive conditions in the sectors affected by the operation, as well as preserving the reversible nature of the transaction;

(viii)
The writ of prevention here presented may be reviewed at any time, at the behest of CADE or at the request of the petitioners, if in the judgement of the General Assembly of CADE, they do not affect the requirements that motivated its issuance, or that the measures adopted show themselves to be insufficient to guarantee the preservation of the reversible nature of the transaction;

(ix)
Infringement of any of these obligations herein established, declared by the Plenary Session of CADE, will be penalized with a daily fine, which will be registered against the company as an executed tax debt, of 100.000 (one hundred thousand) UFIRs, per item infringed, without any harm to the other applicable civil or criminal sanctions applicable, as well as the legal implementation of this decision, which constitutes an extrajudicial execution instrument for all legal purposes.”

The closing of the acquisition of the shares of the controlling shareholders of Ipiranga occurred today, under the terms agreed in the Sale and Purchase Agreement signed on March 18, 2007. The amounts of ordinary and preferred shares in each Ipiranga Group company set forth below were acquired from the Controlling Shareholders:

	RPI	DPPI	CBPI
Ordinary shares linked to the Shareholders Agreement	5,746,232	5,447,868	n.a.
% of Total Capital	19.41%	17.02%	n.a.
Ordinary shares not linked to the Shareholders Agreement	860,599	1,959,258	1,341,319
% of Total Capital	2.91%	6.12%	1.27%
Preferred shares	2,276,295	2,239,771	402
% of Total Capital	7.69%	7.00%	0.00%

Payment for the acquisition of the shares described above amounted to R$2.1 billion.

All other information contained in the Material Event notice released on March 19, 2007 remains in effect.

São Paulo, April 18, 2007.

Almir Guilherme Barbassa Chief Financial and Investor Relations Officer of Petróleo Brasileiro S.A.	André Covre Chief Financial and Investor Relations Officer of Ultrapar Participações S.A.	Carlos Fadigas Chief Financial and Investor Relations Officer of Braskem S.A.